Exhibit 2.2
                                                                    ------------


                               FIRST AMENDMENT TO
                        ASSET PURCHASE AND SALE AGREEMENT

     This first amendment ("Amendment") to Asset Purchase and Sale Agreement between the parties hereto dated effective August 21, 2001 ("Agreement"), is entered into August 31, 2001 between Forest River, Inc. ("Purchaser") and Starcraft Automotive Group, Inc. and National Mobility Corporation (collectively, "Seller"), for one dollar and other good and valuable consideration and the mutual covenants and agreements therein contained, the adequacy of which are hereby expressly acknowledged, the parties hereto agree as follows:

     1. The "Closing" and "Closing Date" as such terms are used in the Agreement (including each Exhibit thereto and any document delivered in connection with Closing thereunder) shall mean August 31, 2001.

     2.  Section  2.1.1 is hereby  restated in its  entirety to read as follows:
"All machinery, equipment, patterns, fixtures, jigs, make up tables, storage racks, and related items used in connection with the Business, except such of the foregoing as are listed as Excluded Assets in the Schedules to Exhibit 2.0".

     3. Purchaser hereby waives the provision of Section 9.2.6 and 6.22 as they may apply to Ford Motor Company and its affiliates.

     4. Seller or its parent shall sell to Purchaser or its designee, the real estate and improvements thereon described as Tract #5 in the attachment hereto, as additional Facilities, free of Encumbrances other than Permitted Encumbrances, as soon as Tract #5 is fenced along the south and east lines of Tract #4 retained by Seller as indicated in the attachment, with the fence to end at the ingress-egress easement, for a cash purchase price of $________________________.

     5. Paragraph 5.5 and Paragraph 5.6 of the Agreement are each deleted and the following substituted therefor in its entirety:

          5.5 Closing Adjustments. Five Million Dollars ($5,000,000.00) ("Escrow Amount") of the cash Purchase Price shall be deposited under the Escrow Agreement attached as Exhibit 5.5 to this Agreement on the date hereof. On the Closing Date, the Escrow Amount shall be reduced to One Million One Hundred Thousand Dollars ($1,100,000.00), with Three Million Nine Hundred Thousand Dollars ($3,900,000.00) cash from Escrow and Three Million Three Hundred Thousand Dollars ($3,300,000.00) cash from Purchaser shall be paid to Seller on the Closing Date for a total of Seven Million Two Hundred Thousand Dollars ($7,200,000.00) of the Purchase Price due and payable on the Closing Date. Purchaser and Seller shall complete a Business operating net asset verification as of August 31, 2001, to be completed by September 10, 2001 (the "Adjustment Date"). The verification shall apply to the Business operating net assets (excluding real estate) listed in the schedules to Exhibit 5.5. If the result of the verification is Two Million Seven Hundred Thirty-seven Thousand Dollars ($2,737,000.00) ("Operating Net Asset Amount") or more, then the Escrow shall be terminated, the Escrow Amount remitted to Seller as of the Adjustment Date, and the Purchase Price increased dollar for dollar for such amount in excess of the Operating Net Asset Amount, payable in cash to Seller, on or before September 14, 2001. If the result of the verification is less than the Operating Net Asset Amount, then the Purchase Price shall be adjusted dollar for dollar downward on the Adjustment Date, and the remaining balance of the Escrow Amount due to Seller likewise shall be adjusted downward; the revised downward balance of the Escrow Amount shall be remitted to Seller, and the remaining balance of the Escrow shall be released to Purchaser, and the Escrow terminated, as of the Adjustment Date. The timing of all payments pursuant to the results of the verification shall be as contemplated in
     Section 4. of the Escrow Agreement. If the parties cannot agree, then each hereby consents to the Adjustment Date Arbitration Procedures described in
     Exhibit 5.5. The operating net asset value of the Business shall be verified by the independent certified public accountants to the Purchaser, as follows: "operating net asset value" shall equal Business trade receivables plus Business inventory (raw, work in process, and finished) plus Business machinery and equipment minus Business trade payables, as of August 31, 2001, provided, however, the Matthews Bus units completed and invoiced, and awaiting inspection, shall be considered accounts receivable and not inventory, and shall be included in the Business operating net asset value.

          5.6 Purchase Price Allocation. Purchaser and Seller shall agree to allocate the Purchase Price to the Purchased Assets as of the Adjustment Date. On the Closing Date, the Seven Million Two Hundred Thousand Dollars ($7,200,000.00) cash portion of the Purchase Price shall be allocated and payable as required by the Facilities Warranty Deed described in Section 5.8, and the balance thereof to Purchased Assets described in Section 2.0.

     6. The parties simultaneously herewith shall execute and deliver the attached Joint Instructions to Escrow Agent.

     7. This Amendment is made a part of the Agreement as though fully set forth herein and, the parties ratify and confirm the Agreement attached hereto.

     Dated August 31, 2001.

Forest River, Inc.                        Starcraft Automotive Group, Inc.


By: /s/ Peter Liegl                       By: /s/ Kelly L. Rose
   --------------------------------          -------------------------------
   Authorized Officer                        Authorized Officer


                                          National Mobility Corporation


                                          By: /s/ Kelly L. Rose
                                             -------------------------------
                                             Authorized Officer